[redacted]

SECU 14041713 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 069220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/3/2013 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OLSEN PALMER LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 CONNECTICUT AVE NW SUITE 810
(No. and Street)

WASHINGTON (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN PALMER (202) 803-2676
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DP 10/27/14

OATH OR AFFIRMATION

I, BRIAN PALMER, swear (or affirm) that to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of OLSEN PALMER LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Managing Member

Title

JOHN YOSHIKAWA
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires May 14, 2018

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN PALMER LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2014

OLSEN PALMER LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
JUNE 30, 2014

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Olsen Palmer LLC
Washington, DC

We have audited the accompanying statement of financial condition of Olsen Palmer LLC (a Delaware corporation) as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Olsen Palmer LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Olsen Palmer LLC as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
August 29, 2014

OLSEN PALMER LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash and Cash Equivalents	$	15,894
Prepaid Expenses		22,296
Deposits		5,995
Furniture and Equipment - Net		10,462
Total Assets	$	54,647

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Liabilities	$	8,449
MEMBERS' EQUITY		
Members' Equity		46,198
Total Liabilities and Member's Equity	$	54,647

NOTE 1 – ORGANIZATION

Olsen Palmer LLC (the Company) was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared using the accrual basis of accounting.

Depreciation - Office equipment, furniture and fixtures are recorded at cost and are depreciated using the straight-line method and are shown net of $2,264 of accumulated depreciation.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes – The Company is a limited liability company, and is treated as a partnership for federal income tax reporting. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. The Company is subject to state franchise taxes which are based on income and the financial statements include a provision for these taxes when they apply.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

At June 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluations as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years subsequent to inception.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of June 30, 2014 that all accounts receivable are collectible. Therefore, no allowance has been established.

NOTE 3 – CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 – DEFERRED REVENUE

The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned.

NOTE 5 – LEASES

The Corporation has leased office space through September 2015. In connection with the lease agreement, the Corporation was granted a period of free rent which it has recorded as deferred rent. The unamortized balance of the deferred rent at June 30, 2014, is $2,797 and is reflected as a liability in the accompanying statement of financial position. Minimum lease payments required under this lease are as follows:

2015	$ 28,992
2016	7,275
Total	$ 36,267

Rent expense for the period ending June 30, 2014 was $31,238 and rent payments were $28,441.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $7,445 which was $2,445 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 29, 2014, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Olsen Palmer LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Olsen Palmer LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Olsen Palmer LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Olsen Palmer LLC stated that Olsen Palmer LLC met the identified exemption provisions throughout the period June 3,2013 through June 30, 2014 without exception. Olsen Palmer LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Olsen Palmer LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William Batdorf & Company, P.C.

Washington, DC
August 29, 2014

OLSEN | PALMER

August 26, 2014

William Batdorf & Company, P.C.
1776 K Street, NW, Suite 840
Washington, DC 20006

Dear Mr. Batdorf,

Statement regarding Rule 15(c)3-3:

A) Olsen Palmer LLC (CRD #: 166536) is exempt from Rule 15(c)3-3 based on exemption (k)(2)(i).

B) Olsen Palmer LLC has been in compliance with this exemption for the period of June 3, 2013 to June 30, 2014.

Respectfully submitted,

Brian J. Palmer

Partner

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Management Committee
Olsen Palmer LLC
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Olsen Palmer LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Olsen Palmer LLC's compliance with the applicable instructions of Form SIPC-7. Olsen Palmer LLC's management is responsible for Olsen Palmer LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Washington, DC
August 29, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

166536 FINRA JUN

Olsen Palmer, LLC

1155 Connecticut Avenue NW, Suite 810

Washington, DC 20036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Walter R Costenbader 860-997-4160

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)	( )
	______ Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Olsen Palmer LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 28 day of July, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 20 13
and ending June 30, 2014
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 50,522
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fairness Opinion ($50,000), Reimbursed Expenses ($500); Interest Income ($22)	50522
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	50522
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)

FAX COVER SHEET

TO	
COMPANY	SEC - Washington
FAX NUMBER	12027729273
FROM	Ken George
DATE	2014-09-15 15:43:41 GMT
RE	Capstone Capital-SEC 17a-5f2

COVER MESSAGE

SEC – Washington
SEC – Regional
FINRA – Electronic Notification/Email to District Liaison

<u>Notice Pursuant to Rule 17a-5(f)(2) – Statement Regarding Independent Public Accountant under Rule 17a-5(f)(2)</u>

(i) ***Broker or Dealer***

Name: **Capstone Capital Markets LLC**
Address: **176 Federal Street, 3rd Floor, Boston, MA 02110**
Telephone:

SEC Registration Number: 8-66572
FINRA Registration Number: 132185

(ii) ***Accounting Firm***

Name: **Wolf & Company**
Address: **99 High Street, Boston, MA 02110**
Telephone: **617-439-9700**
PCAOB: Registration Number: 392

(iii) ***Audit date covered by the Agreement*:January 1, 2014 – December 31, 2014**

(iv) ***The contractual commitment to conduct the broker's or dealer's annual audit (check one):***

( ) is for the annual audit only for fiscal year ending ______________
(X) is of a continuing nature providing for successive annual audits.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of their place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of their place of residence or principal office. Lastly, I understand that should the above mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA my deem the audit of the broker-dealer to not have been filed.

(v) **Capstone Capital Markets LLC represents, the independent public accountant has undertaken the applicable items enumerated in paragraph (g)(1) and (g)(2) of SEC Rule 17a-5.**

Capstone Capital Markets LLC does not carry or clear accounts.

An Exemption Report will be included in the Audit Report

Kenneth R. George

Kenneth R. George, CFO/FINOP **Date: 9/15/14**